18f-3 Multiple Class Plan

Addendum to Exhibit II

Calvert Social Investment Fund

Calvert Conservative Allocation Fund

Calvert Moderate Allocation Fund
Class A

Maximum	Maximum
Front-End	12b-1 Fee
Sales Charge

4.75%	0.35%

Class B

Contingent Deferred Sales Charge		Maximum 12b-1 Fee

Shares held less than one year after purchase	5%	1.00%
More than one year but less than two	4%

More than two years but less than three	4%

More than three years but less than four	3%

More than four years but less than five	2%

More than five years but less than six	1%

Converts to Class A after eight years

Class C

Contingent	Maximum
Deferred	12b-1 Fee
Sales Charge

1.00%	1.00%
(if redeemed within one
year of purchase)

Date: March 8, 2005